UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    September 2008                                   File No:  001-33580

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated September 5, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: September 5, 2008

Signed:  /s/ Michael Bebek

                  Michael Bebek

Corporate Secretary

PRESS RELEASE

TSX-V:  KGN

KEEGAN REPORTS EXCELLENT RESULTS FROM DRILLING TO NORTH OF ESAASE GOLD RESOURCE

Vancouver, BC, September 5, 2008 - Keegan Resources Inc. ("Keegan") is pleased to announce results from step out drilling to the north of the 43-101 resource at the Esaase property.  The results continue to indicate continuous gold mineralization in the close spaced, 40 x 40 meter drilling designed for resource expansion, which now extends 500 meters north from the north boundary of the previously released 43-101 resource.  Some of the new significant intercepts from these close spaced holes include 10 meters of 11.47 g/t Au in drill hole 431, 35 meters of 1.75 g/t Au in drill hole 428 and 18 meters of 3.8 g/t Au in drill hole 409.  Perhaps even more significantly, recent intercepts received from reconnaissance drill holes indicate continued high grade gold mineralization even farther to the north.   Drill hole 443 hit 11 meters of 4.24 g/t Au over 1.1 km north of the existing 43-101 resource area; several other reconnaissance holes in the area hit significant intercepts as well (please see table 1).  Keegan is currently designing further follow-up drill programs designed to continue to expand resource in this area. A drill hole collar location map showing recent north extension drilling can be found at www.keeganresources.com.

Table 1:  Intercepts from North step out drilling at the Esaase property that have a minimum grade-width of approximately 15 g/t Au x meter.  Intercepts with grade-widths of approximately 45 g/t Au x meter or higher are bolded.  Distances are in meters and grades reported in g/t Au.

Hole ID	From	To	Width	Grade	Location	Hole ID	From	To	Width	Grade	Location
KERC393	205	213	8	5.8	north	KERC429	189	202	13	0.97	north
including	208	210	2	17.4	north	KERC429	259	276	17	0.95	north
KERC394	62	75	13	1.42	north	KEDD431	297	307	10	11.47	north
KERC394	164	192	28	1.08	north	including	298	299	1	101	north
including	176	177	1	14.8	north	and	306	307	1	12.5	north
KERC395	93	118	25	0.7	north	KEDD432	205	216	11	1.18	north
KERC395	191	216	25	1.51	north	KERC434	111	119	7	5.04	Far north
KERC409	43	61	18	3.8	north	including	113	115	2	17.1	Far north
including	45	46	1	36.5	north	KERC442	72	77	5	5.85	Far north
and	53	54	1	15.1	north	including	76	77	1	28.8	Far north
KEDD417	203	212	9	2.17	north	KERC443	146	157	11	4.24	Far north
including	203	204	0.8	22.41	north	including	146	147	1	19.4	Far north
KEDD419	117	135	18	1.12	north	KEDD446	180	188	8	2.13	north
KEDD420	239	245	7.3	3.82	north	KERC447	99	120	21	0.73	north
including	241	241	0.7	15.45	north	KERC447	153	159	6	3.91	north
KERC424	114	141	27	1	north	including	154	155	1	15.6	north
KERC427	158	171	13	1.43	north	KERC450	141	155	14	1.91	north
KEDD428	24	46	22	1.27	north	KEDD451	134	157	23	2	north
KEDD428	230	265	35	1.75	north	including	146	147	1.1	27.9	north
including	260	261	1	19.8	north
including	263	264	1.15	19.35	north

Interpretation of the close spaced north resource expansion program indicates a similar geometry in the north extension as to the gold enriched zones present in the 43-101 resource to the south.  There is a basal zone of gold mineralization on or near the moderately dipping “A” structure, which is the dominant, deep seated, regional fault in the area.  There are also one or more hanging wall zones of gold mineralization that occur above this basal fault zone.  In the north extension, these hanging wall zones carry some of the highest grade intercepts.

President and CEO Dan McCoy states: "The results once again confirm the impressive size and continuity of the Esaase gold mineralizing system and increase the likelihood that a large, modern, low cost mine can be developed on the property.”

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant RSG Global, Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. Drill core is HQ diameter and is split logged and sampled on site. All core and RC samples are assayed using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana, SGS Labs in Tarkwa, Ghana, or ALS Chemex Labs in Kumasi, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Repeatability in duplicate samples is generally within 10% variance. In instances where variance is greater than 10%, the assays from both samples are averaged. Intercepts were calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au. All internal intercepts above 10 g/t Au are reported within the intercept. Intercepts of less than 15 g/t Au x meter grade-thickness are not routinely reported. Mineralization in the A structure strikes approximately 10 to 30 degrees east of north and dips 45 to 90 degrees to the west. Holes are drilled at 110 degree azimuth and are inclined at 45 to 60 degrees, so true widths are estimated to be over 80% of the drilled widths.

About Keegan Resources

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN and on the AMEX under the symbol KGN. More information about Keegan is available www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at: http://www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

The TSX Venture and AMEX Exchange have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.